650 Town Center Drive, 20th Floor
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Via EDGAR Michael McTiernan Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E Washington, D.C. 20549	Doha	Riyadh
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Milan

Re:	Realty Income Corporation

Registration Statement on Form S-4

Filed October 1, 2012

File No. 333-184201

Dear Mr. McTiernan:

On behalf of Realty Income Corporation (the “Company” or “Realty Income”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 29, 2012 related to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed on October 1, 2012.

The Company has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form S-4 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing a blacklined copy of the Amended Registration Statement, marked to illustrate changes from the Registration Statement filed on October 1, 2012.

For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement.

November 2, 2012

Summary, page 1

1.	Please expand your summary section to include a summary risk factor discussion highlighting the material risks related to the merger the related transactions.

Response: In response to the Staff’s comment, the Company has added a new subsection to the Amended Registration Statement entitled “Summary—Summary of Risk Factors Related to the Merger” beginning on page 3.

Interests of ARCT’s Directors and Executive Officers in the Merger, page 7

2.	Please revise this section to more clearly present the direct and indirect benefits to be received by Messrs. Schorsch and Kahane in connection with the merger. To the extent the benefits are to be received indirectly through their ownership in an entity, please explain the relative indirect benefits between them. With respect to the incentive listing fee note, please more clearly describe the original term of the note and the revised term, and please describe the current principal based on the completion of the calculation period. Please also summarize the accelerated vesting of incentive compensation and the dollar amounts of the change of control payments.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the sections of the Amended Registration Statement entitled “Summary—Interests of ARCT’s Directors and Executive Officers in the Merger” beginning on page 8 and “The Merger—Interests of ARCT’s Directors and Executive Officers in the Merger” beginning on page 100 to (i) clarify the direct and indirect benefits to be received by Messrs. Schorsch and Kahane in connection with the merger, and, to the extent that any benefits are to be received indirectly through their ownership in an entity, to explain the relative indirect benefits between them, (ii) more clearly describe the original and revised terms of the Subordinated Incentive Listing Fee Note, the principal amount thereof when it was issued and the amount that was paid in full satisfaction of such note, and (iii) summarize (A) the accelerated vesting of incentive compensation under the new subheading “Summary of Accelerated Vesting of Incentive Compensation” beginning on page 10 and (B) the dollar amounts of the change of control payments under the new subheading “Summary of Change in Control Payments” beginning on page 11.

Comparative Realty Income and ARCT Market Price and Dividend Information, page 18

3.	To assist ARCT investors’ in understanding the change in expected distributions, please expand this section to include disclosure consistent with that in the second risk factor on page 25.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section of the Amended Registration Statement entitled “Summary—Comparative Realty Income and ARCT Market Price and Dividend Information” beginning on page 21.

November 2, 2012

Lease Expirations, page 38

4.	Please also present annual rental revenue disclosure in your lease expiration tables.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section of the Amended Registration Statement entitled “The Companies—Property Portfolio Information—Lease Expirations” beginning on page 41.

Proposals Submitted to ARCT Shareholders, page 46

Golden Parachute Compensation, page 48

5.	Please tell us why you have not included your chief accounting officer in your golden parachute compensation table.

Response: The Company respectfully advises the Staff that ARCT’s chief accounting officer is not included in the golden parachute compensation table because she is not entitled to any payments or benefits in connection with the consummation of the transactions contemplated by the merger agreement.

The Merger, page 50

Background of the Merger, page 50

6.	Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of Realty Income and ARCT in the transactions negotiations that were not filed with the registration statement, including all analysts’ reports, financial forecasts and projections used by Realty Income, ARCT and their financial advisors.

Response: The Company respectfully advises the Staff that no material non-public information was exchanged between the Company and ARCT other than the information currently disclosed in the Registration Statement.

7.	Please provide a more detailed explanation of the business purpose behind the ARCT board’s decision on August 29, 2012 to grant the remaining 30% of LTIP units given the status of the merger negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section of the Amended Registration Statement entitled “The Merger—Background of the Merger” beginning on page 53.

November 2, 2012

Opinions of Realty Income’s Financial Advisors, page 67

8.	Please explain why Realty Income engaged two financial advisors, BofA Merrill Lynch and Wells Fargo. Please disclose when Realty Income engaged each financial advisor in connection with the merger and clarify the respective role of each financial advisor.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section of the Amended Registration Statement entitled “The Merger—Background of the Merger” beginning on page 53.

BofA Merrill Lynch, page 67

Selected Companies Analyses, page 70

9.	Please disclose the criteria used to select the companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Please note that this comment applies to similar analyses performed by the other financial advisors.

Response: With respect to the portion of the Staff’s comment to disclose the criteria used to select the companies used in the analyses, the Company has revised the disclosures in the sections of the Amended Registration Statement entitled “The Merger—Opinions of Realty Income’s Financial Advisors—BofA Merrill Lynch—Selected Companies Analyses” beginning on page 73, “The Merger—Opinions of Realty Income’s Financial Advisors—Wells Fargo Securities, LLC—ARCT Financial Analyses” on page 83, “The Merger—Opinions of Realty Income’s Financial Advisors—Wells Fargo Securities, LLC—Realty Income Financial Analysis” on page 84 and “The Merger—Opinion of ARCT’s Financial Advisor—Selected Companies Analysis” on page 91.

With respect to the portion of the Staff’s comment to advise as to whether any companies that met the selection criteria were excluded from the analysis, the Company supplementally notes for the Staff that, in its selected companies analyses, none of BofA Merrill Lynch, Wells Fargo Securities or Goldman Sachs specifically excluded companies that it identified as relevant based on its professional judgment and otherwise satisfying its selection criteria.

November 2, 2012

Selected Precedent Transactions Analysis, page 71

10.	Refer to the comment above. Similarly, please expand your disclosure to discuss the criteria used to select the precedent transactions. Please note that this comment applies to similar analyses performed by the other financial advisors.

Response: In response to the Staff’s comment with respect to BofA Merrill Lynch and Goldman Sachs, the Company has revised the disclosures in the sections of the Amended Registration Statement entitled “The Merger—Opinions of Realty Income’s Financial Advisors—BofA Merrill Lynch—Selected Precedent Transactions Analysis” on page 75 and “The Merger—Opinion of ARCT’s Financial Advisor—Selected Precedent Transactions Analysis” on page 93. In response to the Staff’s comment with respect to Wells Fargo Securities, the Company respectfully advises the Staff that no selected precedent transaction analysis was performed.

Dividend Discount Analysis, page 72

11.	Please disclose if the “selected REITs” discussed in this analysis are the same ones that are disclosed on page 70 in relation to the selected companies analyses.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section of the Amended Registration Statement entitled “The Merger—Opinions of Realty Income’s Financial Advisors—BofA Merrill Lynch— Dividend Discount Analysis” on page 76.

Miscellaneous, page 73

12.	Please quantify the fees paid to BofA Merrill Lynch and its affiliates during the two years preceding the date of its opinion. Please note that this comment applies to the disclosure regarding the other financial advisors.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the sections of the Amended Registration Statement entitled “The Merger—Opinions of Realty Income’s Financial Advisors—BofA Merrill Lynch—Miscellaneous” on page 78, “The Merger—Opinions of Realty Income’s Financial Advisors—Wells Fargo Securities, LLC—Miscellaneous” on page 85 and “The Merger—Opinion of ARCT’s Financial Advisor—General” on page 97.

November 2, 2012

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

13.	Please revise to show a separate column solely for the allocation of the purchase price. Also, tell us how you determined which items to include in the purchase price as it appears that it includes other items (e.g., issuance of preferred units, new borrowings by Realty Income under unsecured credit facility, etc.) that are not part of the consideration transferred.

Response: In response to the Staff’s comment, the Company has updated and renamed the first adjustments column Pro Forma Adjustments Acquisition. This column in the balance sheet on page F-4 reflects the purchase price allocation. The Company has also added a column to the balance sheet on page F-4, Pro Forma Adjustments Other, which reflects the credit facility borrowings used to pay off the ARCT notes payable, which the Company believes is the only transaction presented that is not specifically required by the merger agreement. The issuance of preferred units is contemplated by the amended and restated limited partnership agreement of American Realty Capital Trust LP, which is an exhibit to the merger agreement.

14.	Please also tell us how the adjustments for transactions other than the allocation of the purchase prices (e.g., issuance of preferred units, new borrowings by Realty Income under unsecured credit facility, etc.) comply with the requirements of Article 11 of Regulation S-X. Also, expand the introductory narrative section of the pro forma financial statements to clarify all of the transactions that you are reflecting in your statements, and expand the footnotes to describe the adjustments for these transactions in more detail (e.g., quantify the amounts of the new borrowings that will be used for different purposes).

Response: The Company believes the issuance of the preferred units which is required under the merger agreement and the borrowings under Realty Income’s unsecured credit facility both are appropriately a part of the pro forma presentation because they are integral to a stockholders’ understanding of what the combined company would look like assuming it was combined on January 1, 2011. Although not specifically required by the merger agreement, the borrowings under the unsecured credit facility (i) are directly attributable to the transaction (these borrowings would not occur but for the transaction), (ii) will have a continuing impact on the combined company (the lower interest expense is an attribute of the combined company), and (iii) are factually supportable. In response to the Staff’s comment, the Company has expanded the introductory narrative section of the pro forma financial statements beginning on page F-2 to clarify all of the transactions that have been included in the pro form financial statements and expanded footnote 7 on page F-10 regarding the credit facility adjustments.

November 2, 2012

15.	Please tell us how you considered the outstanding ARCT stock options and restricted shares in your purchase price calculation and pro forma information.

Response: All of the 97,951 outstanding restricted shares of ARCT will vest upon the closing of the transaction and are included in both the basic and diluted shares outstanding. The treasury stock method was used to convert the 27,000 options outstanding to 4,887 shares of potentially dilutive securities. The ARCT options have an exercise price of $10 per option and each option is the right to purchase one share.

General (1) (a), page F-8

16.	Please include a sensitivity analysis for a change in the share price of Realty Income’s common stock on the purchase price.

Response: In response to the Staff’s comment, the Company has added a sensitivity analysis to footnote 1a on page F-8.

17.	Please revise your disclosure to provide a detailed analysis of how you determined the fair values of the assets and liabilities of American Realty Capital Trust, broken down by asset and liability type.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote 2 beginning on page F-8 to provide additional information as to how the Company determined the fair values of the assets and liabilities of ARCT.

Expense (17), page F-11

18.	Please revise to show how you calculated the adjustments for depreciation and amortization; please breakout by asset type and disclose the useful lives and amortization periods used in the calculations.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page F-11 regarding how the adjustments for depreciation and amortization were calculated. The Company has also added the useful lives used in the pro forma depreciation and amortization calculations for each asset type to the footnote on page F-11.

November 2, 2012

Expense (18), page F-11

19.	Please expand your disclosure to explain how the interest on incremental credit facility financing was calculated. Tell us the historical amount recorded for credit facility related interest expense and the new amount including explanation for the interest rate used in your calculation.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page F-12 to explain how the interest on incremental credit facility financing was calculated, including the impact of paying off ARCT’s notes payable using borrowings under the Company’s credit facility. The historical amount recorded for credit facility related interest expense is taken from the most recent Form 10-Q filings of ARCT. The new amount is based on the ARCT pro forma credit facility borrowing amounts multiplied by the historical interest rate of Realty Income’s credit facility for each period. The adjustments are the difference between this pro forma interest expense and the historical interest expense. The Company has added a column on page F-5, Pro Forma Adjustments Other, to reflect the interest adjustments related to paying off the ARCT notes payable using credit facility borrowings. Realty Income’s historical credit facility interest rates for each period are reported in footnote 18 on page F-12. The Company has added to the footnote the interest rates on the ARCT notes payable.

Expense (19), page F-11

20.	Please revise footnote 19 to clarify how you determined the adjustment for general and administrative expenses. Provide us with the details of what is being included in Realty Income’s estimated general and administrative pro forma number as a result of the merger. Also, tell us how the adjustment complies with Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised footnote 19 on page F-13 to clarify how the adjustment for general and administrative expenses was determined. As provided in by the merger agreement, none of ARCT’s employees will be coming to Realty Income and Realty Income is not responsible for any costs associated with ARCT’s employees. The Company has reflected costs to be incurred by Realty Income related to managing the acquired entities and properties on page F- 6. On an annual basis, these include costs for (i) employees of $1.8 million, (ii) professional fees (including tax return preparation fees, audit fees and legal fees) of $750,000 and (3) administrative costs of $150,000. These amounts are estimates based on the Company’s experience managing its own portfolio.

November 2, 2012

Funds from operations (FFO) and adjusted funds from operations (AFFO), page F-12

21.	Please expand your disclosures to specifically address “Normalized FFO.” It does not appear that you have complied with the requirements of Item 10(e) of Regulation S-K for this non-GAAP measure.

Response: In response to the Staff’s comment, the Company has expanded the disclosures on page F-16 to add the required discussion of the usefulness of this non-GAAP measure.

Exhibit Index, page II-7

22.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legality opinion and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Response: The Company advises the Staff that draft copies of the legality opinion and tax opinions have been concurrently filed with this correspondence and these opinions will be delivered and filed as exhibits to a pre-effective amendment to the S-4.

Exhibit 99.3

23.	We note that Goldman Sachs limited its consent to the reference of its opinion to only the registration statement as filed and not any amendment thereto. Thus, please include a new consent from Goldman Sachs with each amendment filed.

Response: The Company advises the Staff that the consent of Goldman Sachs has been filed with respect to the Amended Registration Statement.

*     *     *     *

Once you have had time to review the Company’s responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (714) 755-8172.

Sincerely,

/s/ William J. Cernius William J. Cernius of Latham & Watkins LLP

cc:	Michael R. Pfeiffer, Realty Income Corporation

Exhibit 5.1

300 East Lombard Street, 18th Floor

Baltimore, MD 21202-3268

TEL 410.528.5600

FAX 410.528.5650

www.ballardspahr.com

November     , 2012

Realty Income Corporation

600 La Terraza Boulevard

Escondido, California 92025

Re:	Realty Income Corporation, a Maryland corporation (the “Company”) — Issuance of up to 46,044,976 shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of the Company pursuant to a Registration Statement on Form S-4, as amended (File No. 333-182401) (the “Registration Statement”)

Ladies and Gentlemen:

We have acted as Maryland corporate counsel to the Company in connection with the registration of the Shares under the Securities Act of 1933, as amended (the “Act”), by the Company pursuant to the Registration Statement, which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2012. The Shares are issuable in connection with the merger (the “Merger”) of American Realty Capital Trust, Inc., a Maryland corporation (“ARCT”), with and into Tau Acquisition LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Merger Sub”), as contemplated by and in accordance with the terms and conditions of the Merger Agreement (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement. You have requested our opinion with respect to the matters set forth below.

In our capacity as Maryland corporate counsel to the Company and for the purposes of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(i)	the corporate charter of the Company represented by Articles of Incorporation filed with the State Department of Assessments and Taxation of Maryland (the “Department”) on March 25, 1997, and the articles supplementary, articles of amendment and other charter documents filed with, and accepted for record by, the Department subsequent to March 25, 1997 through the date hereof (collectively, the “Charter”);

(ii)	the Amended and Restated Bylaws of the Company, adopted as of December 12, 2007, as further amended through the date hereof (the “Bylaws”);

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BALLARD SPAHR LLP

Realty Income Corporation

November    , 2012

(iii)	resolutions adopted by the Board of Directors of the Company on September 5, 2012 and September 27, 2012 (collectively, the “Directors’ Resolutions”);

(iv)	the Agreement and Plan of Merger, dated as of September 6, 2012, by and among the Company, ARCT and Merger Sub (the “Merger Agreement”);

(v)	the Registration Statement and the related form of joint proxy statement/prospectus included therein, in the form filed with the Commission pursuant to the Act;

(vi)	a certificate executed by two officers of the Company, dated as of a recent date (the “Officers’ Certificate”), to the effect that, among other things, the Charter, the Bylaws, the Directors’ Resolutions and the Merger Agreement are true, correct and complete and have not been rescinded or modified and are in full force and effect as of the date of the Officers’ Certificate, and certifying as to the manner of adoption or approval of the Directors’ Resolutions and the execution and delivery of the Merger Agreement;

(vii)	a status certificate of the Department, dated as of a recent date, to the effect that the Company is duly incorporated and existing under the laws of the State of Maryland; and

(viii)	such other laws, records, documents, certificates, opinions and instruments as we have deemed necessary to render this opinion, subject to the limitations, assumptions and qualifications noted below.

In reaching the opinions set forth below, we have assumed the following:

(a)	each person executing any of the Documents on behalf of any party (other than the Company) is duly authorized to do so;

(b)	each natural person executing any of the Documents is legally competent to do so;

(c)	all of the Documents submitted to us as originals are authentic; the form and content of any Documents submitted to us as unexecuted drafts do not, and will not, differ in any respect relevant to this opinion from the form and content of such documents as executed and delivered; any of the Documents submitted to us as certified, facsimile or photostatic copies conform to the original document; all signatures on all of the Documents are genuine; all public records reviewed or relied upon by us or on our behalf are true and complete; all statements and information contained in the Documents are true and complete; there has been no modification of, or amendment to, any of the Documents, and there has been no waiver of any provision of any of the Documents by action or omission of the parties or otherwise;

(d)	all certificates submitted to us, including, without limitation, the Officers’ Certificate, are true, correct and complete both when made and as of the date hereof;

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BALLARD SPAHR LLP

Realty Income Corporation

November    , 2012

(e)	all representations and warranties of the Company, ARCT and Merger Sub made in, or pursuant to, the Merger Agreement (other than representations and warranties of the Company as to legal matters on which opinions are rendered herein) are true and correct;

(f)	the Merger Agreement has been duly authorized, executed and delivered and is the legal, valid and binding obligation of the parties thereto and is enforceable in accordance with its terms, and the Merger and related actions and transactions contemplated by the Merger Agreement, including, without limitation, the issuance of the Shares, will be consummated, and the Merger will become effective, in the manner described in the Merger Agreement and the Registration Statement and in accordance with applicable law;

(g)	the issuance of the Shares will be duly approved by the requisite vote of the stockholders of the Company in accordance with the Merger Agreement and applicable law;

(h)	none of the terms or conditions of any agreement, plan or instrument referred to in, or contemplated by, the Merger Agreement will violate any applicable law or will conflict with, or result in a breach or violation of, the Charter or Bylaws of the Company, or any instrument or agreement to which the Company is a party or by which the Company is bound, or any order or decree of any court, administrative or governmental body having jurisdiction over the Company; and

(i)	none of the Shares will be issued or transferred in violation of any restriction or limitation on ownership and transfer contained in the Charter; and none of the Shares will be issued or transferred to an Interested Stockholder of the Company or any Affiliate thereof, as each term is defined in Subtitle 6 of Title 3 of the Maryland General Corporation Law.

Based on the foregoing, and subject to the assumptions and qualifications set forth herein, it is our opinion that, as of the date of this letter:

1.	The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland.

2.	The issuance of the Shares has been duly authorized by all necessary corporate action on the part of the Company and when such Shares are issued and delivered by the Company in accordance with the Directors’ Resolutions, the Registration Statement and the Merger Agreement, such Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the corporation laws of the State of Maryland, and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

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BALLARD SPAHR LLP

Realty Income Corporation

November    , 2012

This opinion letter is issued as of the date hereof and is necessarily limited to laws now in effect and facts and circumstances presently existing and brought to our attention. We assume no obligation to supplement this opinion letter if any applicable laws change after the date hereof, or if we become aware of any facts or circumstances that now exist or that occur or arise in the future and may change the opinions expressed herein after the date hereof.

We consent to your filing this opinion as an exhibit to the Registration Statement and further consent to the filing of this opinion as an exhibit to the applications to securities commissioners for the various states of the United States for registration of the Shares. We also consent to the identification of our firm as Maryland counsel to the Company in the section of the Registration Statement entitled “Legal Matters”. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Exhibit 8.1

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
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[ — ], 2012	Chicago	Paris
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Milan

Realty Income Corporation

600 La Terraza Blvd.

Escondido, California 92025

Re:	Realty Income Corporation

Ladies and Gentlemen:

We have acted as tax counsel to Realty Income Corporation, a Maryland corporation (the “Company”), in connection with the proposed merger (the “Merger”) of American Realty Capital Trust, Inc., a Maryland corporation (“ARCT”), with and into Tau Acquisition LLC, a Delaware limited liability company (“Merger Sub”), a wholly owned subsidiary of Realty Income, with Merger Sub surviving. The Merger will be consummated pursuant to the Agreement and Plan of Merger dated as of September 6, 2012 (the “Merger Agreement”). This opinion is being delivered in connection with the joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) included in the registration statement on Form S-4 filed by the Company on [ — ], 2012 (together with the documents incorporated by reference therein, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on certain assumptions and factual representations, including the facts set forth in the Registration Statement and the Joint Proxy Statement/Prospectus concerning the business, assets and governing documents of the Company and its subsidiaries. In rendering our opinion, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties contained in (i) the Merger Agreement (including any Exhibits and Schedules thereto), (ii) the Registration Statement and the Joint Proxy Statement/Prospectus, (iii) the respective tax representation letters of the Company and its subsidiaries and of ARCT delivered to us for purposes of this opinion (the “Officer’s Certificates”), and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

[ — ], 2012

In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments, as we have deemed necessary or appropriate for purposes of this opinion. For purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or in the Officer’s Certificates. In addition, in rendering this opinion we have assumed, with your consent, (i) the truth and accuracy of all representations and statements made to us which are qualified as to knowledge or belief, without regard to such qualification; (ii) the Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus, and the Merger will be effective under the laws of the State of Maryland; (iii) the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only with respect to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, assumptions and representations, and subject to the qualifications and limitations stated in the Registration Statement, the Joint Proxy Statement/Prospectus and the Officer’s Certificates, we hereby confirm (i) our opinion in the Registration Statement set forth under the caption “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”; (ii) the statements in the Registration Statement under the caption “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” insofar as such statements purport to summarize certain provisions of the statutes or regulations referred to therein, are accurate summaries in all material respects; and (iii) that commencing with the Company’s taxable year ended December 31, 1994, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable the Company to continue to meet the requirements for qualification and taxation as a real estate investment trust under the Code.

No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement, or to any transaction whatsoever, including the Merger, if, to the extent relevant to our opinion, either all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or all of the factual statements, representations, warranties and assumptions upon which we have relied are not true and accurate at all relevant times.

[ — ], 2012

This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. As described in the Registration Statement and Joint Proxy Statement/Prospectus, the Company’s qualification and taxation as a real estate investment trust depend upon the Company’s ability to meet the various requirements imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. No assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. This opinion is rendered as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof.

This opinion is rendered only to you and is solely for your benefit in connection with the Registration Statement and the Joint Proxy Statement/Prospectus upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm, or corporation, for any purpose, without our prior written consent, which may be granted or withheld in our discretion, except that this opinion may be relied on by persons entitled to rely on it pursuant to applicable provisions of federal securities law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm name in the Registration Statement under the captions “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,

Exhibit 8.2

[—], 2012

American Realty Capital Trust, Inc.

405 Park Avenue

New York, New York 10022

Re: Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as special tax counsel to American Realty Capital Trust, Inc., a Maryland corporation (the “Company”), in connection with the proposed merger (the “Merger”) of the Company, with and into Tau Acquisition LLC, a Delaware limited liability company (“Merger Sub”), a wholly owned subsidiary of Realty Income Corporation, a Maryland corporation (“Realty Income”), with Merger Sub surviving. The Merger will be consummated pursuant to the Agreement and Plan of Merger, dated as of September 6, 2012, among the Company, Realty Income and Merger Sub (the “Merger Agreement”). This opinion letter is being delivered in connection with the joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) included in the registration statement on Form S-4, Registration No. 333-184201, initially filed by Realty Income with the Securities and Exchange Commission (“Commission”) on October 1, 2012, as amended through the date hereof (together with the documents incorporated by reference therein, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”). Capitalized terms not otherwise defined herein have the meanings specified in the Merger Agreement or the Registration Statement (or defined therein by cross-reference), unless otherwise indicated.

The opinion set forth in this letter is based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinion. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinion, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to: (i) the Merger Agreement (including any Exhibits and Schedules thereto), (ii) the Registration Statement and the Joint Proxy Statement/Prospectus, (iii) the respective tax representation letters of the Company and of Realty Income and Merger Sub delivered to us for purposes of this opinion (the “Officer’s Certificates”), and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion (collectively, the Officer’s Certificate and the other documents described in clauses (i) through (iv) are referred to herein as the “Transaction Documents”).

In addition, we have assumed, with your consent: (i) that the Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus, and the Merger will be effective under the laws of the State of Maryland and the State of Delaware; (ii) that the parties to the Merger Agreement have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus, (iii) the continuing truth and accuracy at all times through the Effective Time of the representations and warranties made by the parties to the Merger Agreement and (iii) that any such representations or warranties made “to the knowledge” or based on the belief of the parties are true and accurate, and will continue to be true and accurate at all times through the Effective Time, without such qualification.

American Realty Capital Trust, Inc.

[—], 2012

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein, in the Transaction Documents may affect our conclusions set forth herein.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Based upon, and subject to the foregoing and the discussion below, we confirm: (i) our opinion in the Registration Statement set forth under the caption “The Merger—Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger” and (ii) the discussion in the Registration Statement under the caption “The Merger—Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger,” insofar as it purports to summarize United States federal income tax law, is accurate in all material respects.

We express no opinion other than as expressly stated above. Because this opinion is being delivered prior to the Effective Time of the Merger, it must be considered prospective and dependent on future events. No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement, or to any transaction whatsoever, including the Merger, if, to the extent relevant to our opinion, either all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or all of the factual statements, representations, warranties and assumptions upon which we have relied are not true and accurate at all relevant times. Further, there can be no assurance that changes in the law will not take place that could affect the United States federal income tax consequences of the Merger or that contrary positions may not be taken by the IRS.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

American Realty Capital Trust, Inc.

[—], 2012

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of this opinion for filing as Exhibit 8.2 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Commission thereunder.

Sincerely yours,